SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                            (Amendment No. 1)

                      Anworth Mortgage Asset Corp.
                            (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                            37347101
                            (CUSIP Number)

                            Daniel K. Osborne
            Executive Vice President, Chief Operating Officer
                       and Chief Financial Officer
                       Apex Mortgage Capital, Inc.
                  865 South Figueroa Street, Suite, 1800
                     Los Angeles, California  90017
                            (213) 244-0000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            May 23, 2001
                  (Date of Event Which Requires Filing
                            of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                            (Page 1 of 6 Pages)


CUSIP No. 37347101                  13 D         Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Apex Mortgage Capital, Inc.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [x]
                                                           (b)
3   SEC USE ONLY
4   SOURCE OF FUNDS
   Not Applicable
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO
   ITEM 2(d) OR 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
   Maryland

   NUMBER OF         7    SOLE VOTING POWER
                          0
     SHARES
                     8    SHARED VOTING POWER
  BENEFICIALLY            0
    OWNED BY         9    SOLE DISPOSITIVE POWER
                          0
      EACH
REPORTING PERSON
                    10    SHARED DISPOSITIVE POWER
      WITH                0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                   [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.0%
14  TYPE OF REPORTING PERSON
   CO


CUSIP No. 37347101                  13 D         Page 3 of 6 Pages

1   NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   The TCW Group, Inc.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [x]
                                                       (b)
3   SEC USE ONLY
4   SOURCE OF FUNDS
   Not applicable
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
   ITEM 2(d) OR 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
   Nevada

   NUMBER OF         7    SOLE VOTING POWER
                          0
     SHARES
                     8    SHARED VOTING POWER
  BENEFICIALLY            0
    OWNED BY         9    SOLE DISPOSITIVE POWER
                          0
      EACH
REPORTING PERSON
                     10   SHARED DISPOSITIVE POWER
      WITH                0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                   [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.0%
14  TYPE OF REPORTING PERSON
   HC, CO



CUSIP No. 37347101                 13 D         Page 4 of 6 Pages

1   NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Robert A. Day
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)  [x]
3   SEC USE ONLY
4   SOURCE OF FUNDS
   Not applicable
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
   ITEM 2(d) OR 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

   NUMBER OF             7    SOLE VOTING POWER
                              0
     SHARES
                         8    SHARED VOTING POWER
  BENEFICIALLY                0

    OWNED BY             9    SOLE DISPOSITIVE POWER
                              0
      EACH
REPORTING PERSON
                        10   SHARED DISPOSITIVE POWER
      WITH                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                   [ ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0.0%
14  TYPE OF REPORTING PERSON
   IN, HC


                 AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on March 27, 2000 by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Anworth Mortgage Asset Corp. (the "Issuer").

ITEM 4.   PURPOSE OF TRANSACTIONS

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the shares of Common Stock covered by this Statement for investment purposes. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF
CLASS:

          The aggregate number of shares of Common Stock owned beneficially by the Reporting Persons is 0, representing 0.0% of such class of securities.

          (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
          REPORTING PERSONS HOLD:

          (i)  Sole power to vote or to direct the vote:  0.
          (ii) Shared power to vote or to direct the vote:  0.
          (iii)     Sole power to dispose or to direct the
               disposition:  0.
          (iv) Shared power to dispose or to direct the disposition: 0.

     (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          On May 23, 2001, AXM sold 221,600 shares of Common
          Stock to a broker in a privately negotiated transaction.

          (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO
          RECEIVE OR THE POWER TO DIRECT DIVIDENDS

               Not applicable.

          (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
          BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS
          OF SECURITIES:

               May 23, 2001.



                           SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              May 24, 2001


                              APEX MORTGAGE CAPITAL, INC.



                              By: /s/ Daniel K. Osborne
                              Name:  Daniel K. Osborne
                              Title:   Executive Vice President,
                                       Chief Operating Officer
                                       and Chief Financial Officer


                              THE TCW GROUP, INC.



                              By: /s/ Michael E. Cahill
                              Name:  Michael E. Cahill
                              Title:   Managing Director, General
                                       Counsel & Secretary


                              ROBERT A. DAY



                              By: /s/ Michael E. Cahill
                              Name:  Michael E. Cahill
                              Title:   Authorized Signatory